July 31, 2015

VIA EDGAR

Jennifer Monick
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:     Altisource Residential Corporation
Form 10-K for fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 001-36063

Dear Ms. Monick:

Altisource Residential Corporation (the “Company”), hereby provides this letter in response to the comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of July 2, 2015 (the “Comment Letter”) in connection with the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated the Comments in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K.

General

1.
We note you have disclosed the market/fair value of the underlying property in various tables and narratively throughout your filing, including, but not limited to pages 3, F-13, F-14 and F-17. In future periodic filings, please footnote these tables or revise your narrative to disclose how Residential determined the market/fair value of these properties.

Response: In response to the Staff’s comment, the Company will add footnote disclosure to the tables in future filings to provide further details on how it determined the market/fair value of the properties.

Altisource Residential Corporation, 36C Strand Street, Christiansted, USVI 00820 www.altisourceresi.com

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

Item 1. Business

Our Business Strategy, page 1

2.
We note your disclosure stating that you expect to sell properties that do not meet your investment criteria. In future Exchange Act periodic reports, please include disclosure describing your investment criteria and the factors that affect your decision to keep or sell a property, or explain to us why you do not believe this information is material to investors.

Response: In response to the Staff’s comment, the Company will provide information in future filings to provide additional details concerning its investment criteria and the factors that affect the Company’s decision to keep or sell a property.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Metrics Affecting Our Consolidated Results, page 41

3.
We note your disclosure throughout regarding the importance of your loan resolution efforts. In future Exchange Act periodic reports, please consider including a discussion of key metrics that measure your success at loan resolution.

Response: In response to the Staff’s comment, the Company will provide a discussion in future filings as to how loan resolution efforts impact its financial results.

4.
We note your disclosure under “Revenues” regarding the various factors that impact your revenues, including the timeline to convert acquired loans into REO. We further note your disclosure on page 41 under “Overview” regarding the current status of each of your REO properties. In future Exchange Act periodic reports, please expand your disclosure to include discussion of the breakdown of the average timeline for loans to be converted to leased properties in the following phases:

•	average number of days to convert acquired loans into REO;

•	average number of days to determine whether each property meets your rental profile;

•	average number of days between commencement of renovation and listing of the property for rent; and

•	average number of days from listing to leasing a property.

Please also disclose your average renovation expense per property. We note that you discussed some of these metrics in your Q4 2014 Earnings Call. If you believe this information is not material to investors, please tell us why.

Response: In response to the Staff’s comment, the Company will disclose in future filings information on the average number of days to determine whether a property meets our rental profile, the average number of days between commencement of renovation and listing of the property for

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

rent, the average number of days from listing to leasing, and the average renovation expense per property. The Company believes that disclosing the average number of days to convert a loan to REO would not be meaningful (and could potentially be confusing) to investors given that the time to convert a loan to REO may vary considerably from state to state. Also, the average number of days to convert a loan to REO in a given period is not indicative of the expected number of days remaining on loans yet to be converted since every property may be in significantly varying stages of foreclosure or other resolution at the time they are purchased.

5.
We note your disclosure that the key variables that will affect your rental revenues over the long term will be average occupancy and rental rates. We also note your discussion of average rent rates on your Q4 2014 Earnings Call. In future Exchange Act periodic reports, please include disclosure regarding average occupancy and rental rates for your leased portfolio. Please also consider providing additional information on your rental properties to the extent material, including average square feet of your REO properties, rates of resident retention and/or turnover, qualitative and quantitative information regarding your current resident characteristics and disclosure regarding the weighted average original lease term and the weighted average remaining length of leases.

Response: In response to the Staff’s comment, the Company will disclose in future filings additional details regarding average occupancy and average rental rates for its leased portfolio. The Company will continue to evaluate additional metrics related to its rental properties and consider additional disclosures in future periodic filings as the size of its rental portfolio grows.

Liquidity and capital resources

Repurchase Facilities, page 47

6.
With respect to your repurchase agreements, we note your presentation of the balance at end of period, maximum month-end balance outstanding during the period and the weighted average quarterly balance for the three months ended December 31, 2014 and 2013, as well as your explanations for the significant variances among these amounts. In future annual filings, please expand your disclosure to present this information for any quarterly periods within the most recent three years for which Residential has had any repurchase agreement activity.

Response: In response to the Staff’s comment, the Company will expand the disclosure in future filings to present the information detailed in this comment for any quarterly periods within the most recent three years for which it has had any repurchase agreement activity.

7.
We note your disclosure that your three repurchase agreements provide for the lenders to finance its portfolio at advance rates (or purchase prices) ranging from 40% to 80% of the “asset value” of the mortgage loans and REO properties and that if the carrying value of the collateral declines beyond certain limits, Residential would have to either provide additional collateral or repurchase certain assets under the agreement to maintain the applicable advance rate. In future Exchange Act periodic filings, please disclose who determines the market value

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

used to arrive at “asset value,” the period end weighted average haircut for your repurchase agreements and discuss any material trends in haircuts or tell us why such disclosure is not material.

Response: In response to the Staff’s comment, the Company will provide information in future filings to disclose who determines the market value used to arrive at the “asset value” of the pledged collateral and the period end weighted average haircut for the Company’s repurchase agreements along with any known material trends.

Securitizations, page 49

8.	In future Exchange Act periodic reports, please disclose additional detail regarding your securitization transactions. Please address the following:

•	The structure of the transactions, including the entities involved, your relationship to each entity and the nature of each entity;

•	The characteristics of each series or class of notes issued by the trusts, including any interest rate, payment priority, redemption provisions, and rating, if applicable;

•	The source(s) of cash payments on the notes for interest and principal; and

•	Portfolio data of the non-performing mortgage loans and REO properties securing the repayment and interest on each class of notes consistent with that provided with respect to your overall portfolio.

Response: In response to the Staff’s comment, the Company will add disclosure in future filings to provide additional data in connection with the structure of the transactions, the characteristics of each series of notes and the sources of cash payments on the notes for interest and principal.

For the information requested by the Staff in connection with the portfolio data securing the obligations under the securitizations, we believe that providing the portfolio data of the assets underlying each securitization would be duplicative of the portfolio information already being provided under “Existing Portfolio” disclosures and would not be any more meaningful than providing the market value of underlying securitized assets which the Company provides in its footnote disclosure on pages F-19 to F-20 of the 2014 Form 10-K (this information is also provided in the Company’s quarterly reports on Form 10-Q). In future filings, the Company will add disclosure on the value of underlying securitized assets to the Liquidity and Capital Resources disclosure to match the Company’s financial footnote disclosure. Furthermore, the Company will add a footnote to the “Existing Portfolio” tables in future filings as follows: “Portions of the Existing Portfolio are used to collateralize the Company’s secured financing obligations, including its securitization transactions.”

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

Non-GAAP measures - Estimated REIT taxable income, page 54

9.
We note your reconciliation of U.S. GAAP net income to estimated REIT taxable income. In future periodic filings, please expand your explanation of the reconciling items in the adjustments column. Within your response, please provide an example of your proposed disclosure.

Response: In response to the Staff’s comment, the Company will provide information in future filings to clarify the reconciling items and reformat the table to more clearly show how the Company arrives at estimated taxable income.

Attached as Exhibit A to this letter is an example of the disclosure the Company expects to insert in future filings in response to this comment.

Consolidated Statements of Operations, page F-3

10.
We note that you characterize realized and unrealized gains on mortgage loans and real estate as revenue. Please tell us how you determined these gains meet the definition of revenue pursuant to paragraph 78 of CON 6.

Response: When determining the appropriate characterization of realized and unrealized gains on mortgage loans and real estate in the Consolidated Statements of Operations, we considered the nature of our ongoing major operations and how the definition of revenue within paragraph 78 of CON 6 should be applied based on the nature of these operations.

As described in Item 1 of our Annual Report on Form 10-K, our business strategy includes purchasing non-performing loan portfolios and then resolving those loans in a manner that provides us with multiple avenues of value creation that will help us achieve our business objective of generating attractive risk-adjusted returns for our stockholders. These multiple avenues of value creation include converting a portion of our sub-performing and non-performing loans to performing status and managing the foreclosure process and timelines with respect to the remainder of these loans. If the sub-performing loans and non-performing loans are converted to performing status, we expect that certain borrowers will refinance their loans with other lenders or that we will sell the modified loans after establishing a payment history at or near the estimated value of the underlying property. Both of these outcomes are expected to generate returns for us while we continue to own and enhance the mortgage loans (through unrealized gains) or upon refinance or sale of the mortgage loans (through realized gains). If the non-performing loan enters the foreclosure process, we expect to generate returns for our shareholders through the acquisition of the underlying property and either holding that property for rental purposes or selling the property if it does not meet our rental investment criteria. Based on the nature of the non-performing loan portfolios that we acquire, our business strategy is to have the optionality to pursue each of these alternatives (both of which represent enhancement of the mortgage loans held as we work them toward resolution) and we expect, as of the date of acquisition of each non-performing loan portfolio, that all of the alternatives described above will ultimately be pursued with respect to the various loans in the portfolio.

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

Paragraph 78 of CON 6 states that “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” As described in the preceding paragraph, our ongoing major operations include purchasing non-performing loan portfolios and working with our customer (i.e. the homeowner/borrower) to resolve those individual loans in a manner that provides us with multiple avenues of value creation that will help us achieve attractive risk-adjusted returns for our stockholders. Each of these avenues involves activities that enhance the value of the non-performing loans that we acquire or result in the inflow of assets (in the case of realized gains on mortgage loans and real estate). Further, each of the line items that we include within revenue (including realized and unrealized gains on mortgage loans and real estate) directly results from these activities, and once a mortgage loan is foreclosed, and the relationship with the homeowner/borrower ceases, no further mark-to-market adjustments are recorded.

We believe our current presentation of realized and unrealized gains on mortgage loans and real estate allows investors to best evaluate our results of operations and aligns with how management views the Company and its revenue generating efforts.

In addition, we have evaluated the reporting practices of other registrants within the financial services industry and have noted that realized and unrealized gains (including mark-to-market adjustments on loans and mortgage servicing rights) are frequently presented as a component of revenue in a manner consistent with ours.

11.
Notwithstanding the above comment, please tell us what consideration you gave to presenting your Consolidated Statements of Operations in accordance with Article 9 of Regulation S-X. Please refer to SAB Topic 11K.

Response: The Company considered the guidance within Article 9 of Regulation S-X and SAB Topic 11K. Specifically, we considered whether, based on the nature of our lending and deposit activities, the income statement presentation for bank holding companies described in Article 9 of Regulation S-X would be applicable to us or otherwise provide useful information to investors. We considered our business strategy which focuses on purchasing non-performing loan portfolios and then generating returns through resolving those loans in the manner described in the response to comment 10. Our principal business strategy does not involve leveraging debt instruments to generate interest income on our loans. Accordingly, we do not believe that we are a “spread” lender that relies on profiting on the “spread” between borrowing rates and lending rates. Accordingly, we do not believe that the presentation described in Article 9 of Regulation S-X is applicable to us.

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

Note 2. Summary of significant accounting policies

Residential properties, page F-12

12.
We note that the fair value of your Real Estate is determined using BPOs. We note your disclosure on page 52 regarding the nature of the brokers activities used to value the real estate. Please revise your disclosures to (1) Describe the process you undertake to validate the BPOs received; (2) Confirm the BPOs you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and (3) Discuss any adjustments you make to brokers’ valuation of real estate. Please provide us an example of your proposed disclosure.

Response: In response to the Staff’s comment, the Company will provide information in future filings to (1) Describe the process Residential undertakes to validate the BPOs received; (2) Confirm the BPOs Residential receives provide them with sufficient detail such that they are able to assess whether the pricing methodology complies with ASC 820; and (3) Discuss any adjustments Residential makes to brokers’ valuation of real estate.

Attached as Exhibit B to this letter is an example of the disclosure the Company expects to insert in future filings in response to this comment.

13.
For all periods where you have realized gains or losses on real estate, please tell us the gross realized gains and gross realized losses on real estate. Further, please compare the net proceeds for the real estate sold to the value assigned to the real estate based on the BPO. Please provide an explanation for any significant variances between the net proceeds and the fair value assigned. Further, we note you have recorded $7.9 million and $4.1 million of REO impairment for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Please clarify for us the change in circumstances that resulted in impairment from the initial fair value assessment. We may have further comment.

Response: The Company has recognized gross realized gains of $9.6 million on sales of real estate and gross realized losses of $0.1 million on sales of real estate for the year ended December 31, 2014. This net realized gain of $9.5 million includes $9.1 million of previously accumulated net unrealized gain on mortgage loans that was reclassified to net realized gains upon the sale of REO. Net proceeds for real estate sold (which are net of selling costs of approximately $3.2 million) were $28.3 million compared to the value assigned to the real estate based on the BPO at conversion of $32.5 million. Estimated selling costs are recorded when the asset is classified as held for sale and are not reflected in the market value assigned to the real estate at conversion to REO. After consideration of selling costs, there were no significant variances between the net sales proceeds and the fair value assigned to the property at conversion.

At the time of conversion, REOs are recorded on the Balance Sheet at fair value, which is determined using the most recent BPO. When it is determined that a property does not meet our rental profile and the criteria within ASC 360 Property, Plant, and Equipment to classify the property as held for sale have been met, we measure the property at the lower of its carrying amount

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

(conversion value) or fair value less estimated cost to sell. In assessing whether a held for sale impairment is to be recorded, we obtain a more current BPO or market valuation of the property. In instances where the more current BPO or valuation indicates the fair value less estimated cost to sell exceeds the carrying value of the property no adjustment to the property value is recorded. For properties where the updated valuation or BPO less estimated selling cost is below carrying value we record an impairment.

Although the specific circumstances of each property change in value may be different, all of the impairments recorded relate to our held for sale properties and are the result of a more current, and lower, BPO or valuation being obtained on the property upon classification of the property as held for sale. Current BPOs and valuations take into account changes in the real estate market for which the property resides (e.g. foreclosure rates and current home listings/sales) as well as any property specific factors identified which would impact the estimated fair value (e.g. property damage, interior conditions, etc.).

Schedule III, page F-28

14.
We note your accumulated depreciation is $1,062,000 on the Consolidated Balance Sheets and is $19,367,000 per Schedule III. In future filings, please revise Schedule III for consistency with the Consolidated Balance Sheet, or advise.

Response: The Company advises the Staff that accumulated depreciation in Schedule III also includes selling costs and impairment charges, whereas accumulated depreciation in the Consolidated Balance Sheet does not. In response to the Staff’s comment, the Company will add a column for selling costs and impairment charges to Schedule III and will show accumulated depreciation separately in future filings.

***************

The Company hereby acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the form 10-K;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Monick
Securities and Exchange Commission
July 31, 2015

Please telephone the undersigned or Robin N. Lowe, the Company’s Chief Financial Officer, at (345) 815-9919 if you have any questions or need additional information.

Sincerely,

/s/ Stephen H. Gray

Stephen H. Gray
General Counsel and Secretary

cc:

Robin N. Lowe
Altisource Asset Management Corporation
36C Strand Street
Christiansted, United States Virgin Islands 00820

Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Sara von Althann
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Exhibit A

Non-GAAP measures - Estimated REIT taxable income

Estimated REIT taxable income is a measure that we use in connection with monitoring our compliance with certain REIT requirements. Estimated REIT taxable income should not be considered as an alternative to net income or net income per share as indicators of our operating performance.

The following table is a reconciliation of U.S. GAAP net income to estimated REIT taxable income ($ in thousands):

	Three months ended June 30, 2015	Six months ended June 30, 2015
Net income	$13,115	$25,542
Add net loss of taxable REIT subsidiaries	9,119	14,066
Adjusted net income	22,234	39,608
Book to tax differences:
Net unrealized gain on mortgage loans	6,991	(5,658)
Net realized gain on mortgage loans	(1,411)	(4,255)
Net realized gain on mortgage loans held for investment	194	112
Net realized gain on real estate sold	(13,175)	(23,974)
Interest income, advances and recoveries	8,432	14,614
Depreciation	(254)	100
Valuations and impairments	3,743	14,451
Mortgage loan servicing cost	12,312	25,472
Acquisition fees and due diligence	(92)	36
Other book/tax differences, net	97	223
Estimated REIT taxable income	$39,071	$60,729

Exhibit B

Residential properties

Upon the acquisition of real estate, generally through the completion of foreclosure, we record the assets at fair value as of the acquisition date as a component of real estate owned based on information obtained from a broker's price opinion, a full appraisal or the price given in a current contract of sale of the property. Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon management's or other third-party estimates, are often calculated based on the characteristics of the asset, the economic environment and other such factors. Based on professional judgment and knowledge of the particular situation, management determines the appropriate fair value to be utilized for such property (Level 3). BPOs are subject to judgments of a particular broker formed by visiting a property, assessing general home values in an area, reviewing comparable listings and reviewing comparable completed sales. These judgments may vary among brokers and may fluctuate over time based on housing market activities and the influx of additional comparable listings and sales. Our results could be materially and adversely affected if the judgments used by a broker prove to be incorrect or inaccurate. We have established validation procedures to confirm the values we receive from brokers are consistent with our observations of market values. These validation procedures include establishing thresholds to identify exceptions that require further analysis. If a price is outside of our established thresholds, we perform additional validation procedures, including supplemental analytics and/or follow up discussions with third-party providers.

After a short evaluation period, we perform property renovations to maximize the value of the property for our rental strategy. Such expenditures are part of our initial investment in a property and, therefore, are classified as investing activities in our consolidated statement of cash flows. Subsequently, the residential property, including any renovations that improve or extend the life of the asset, are accounted for at cost. The cost basis is depreciated using the straight-line method over an estimated useful life of three to 27.5 years based on the nature of the components. Interest and other carrying costs incurred during the renovation period are capitalized until the property is ready for its intended use. Expenditures for ordinary maintenance and repairs are charged to expense as incurred.

Expenditures directly related to successful leasing efforts such as lease commissions are included in deferred leasing and financing costs, net and are stated at amortized cost. Such expenditures are part of our operations and, therefore, are classified as operating activities in our consolidated statement of cash flows. Capitalized leasing costs are amortized on a straight-line basis over the lease term of the respective leases which generally are from one to 2 years.

Residential properties are classified either as held for use or held for sale. Residential properties are classified as real estate and related assets held for sale when sale of the assets has been formally approved and is expected to occur in the next twelve months. We record residential properties held for sale at the lower of the carrying amount or estimated fair value less costs to sell. The impairment loss is the amount by which the carrying amount exceeds the estimated fair value less costs to sell.